Exhibit 99.1

ASM 500 ALD Reactor Shipment Milestone

Technology Leadership and Process Performance Achieve Wide Adoption in

High Volume Manufacturing

ALMERE, The Netherlands – July 12, 2011 – ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced that it has shipped over 500 atomic layer deposition (ALD) reactors for use in semiconductor manufacturing to date. The company now has ALD reactors in high volume manufacturing at a majority of advanced logic and memory fabs worldwide. This includes Plasma Enhanced ALD which provides advantages for certain applications, such as very low temperature processing.

ASM delivers the industry’s broadest portfolio of ALD configurations and applications and is the only supplier in the market shipping both single wafer and batch ALD tools. ASM’s plasma and thermal ALD systems are used in high volume manufacturing for a wide range of applications, including high-k and metals for advanced transistor gates, capacitor dielectrics and electrodes, and spacers for double patterning, among others.

Recognizing the value and importance of ALD to the future of semiconductor manufacturing, ASM has established ALD centers of excellence in Europe, U.S. and Asia for material and precursor research, product development and process integration. These innovative in-house R&D program investments have uniquely positioned ASM to bring ALD (thermal and plasma) to high volume manufacturing and enable its customers to achieve the performance required for the most advanced semiconductor devices.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACTS:

Investor Relations:
Erik Kamerbeek
+31 881008500
Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus
+1 212-986-2900
MaryJo.Dieckhaus@asm.com